Exhibit 99.4

AMENDMENT TO THE FIFTH AMENDED AND RESTATED

REGISTRATION RIGHTS AGREEMENT

This AMENDMENT TO THE FIFTH AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT is made as April 28, 2023 (this “Amendment”), by and among GFL Environmental Inc., a corporation amalgamated under the laws of Ontario (together with its successors, the “Corporation”), and each of the Persons set forth on the signature pages hereto. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Registration Rights Agreement (as defined below).

WHEREAS, the Corporation and certain of the Holders or their predecessors previously entered into a Registration Rights Agreement, dated as of May 31, 2018, as amended and restated by a First Amended and Restated Registration Rights Agreement, dated as of October 17, 2018, as amended and restated by a Second Amended and Restated Registration Rights Agreement, dated as of November 14, 2018, as amended and restated by a Third Amended and Restated Registration Rights Agreement, dated as of March 5, 2020, as amended and restated by a Fourth Amended and Restated Registration Rights Agreement, dated as of October 1, 2020 and as amended by the Fifth Amended and Restated Registration Rights Agreement, dated as of December 17, 2021 (the “Registration Rights Agreement”);

WHEREAS, the Registration Rights Agreement may be amended with the approval of the Corporation and the Holders holding a majority of the Registrable Securities on the terms set forth in Section 3.7 of the Registration Rights Agreement; and

WHEREAS, the parties hereto wish to amend the Registration Rights Agreement on the terms set forth herein.

NOW, THEREFORE, for and in consideration of the mutual agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

1.	The definition of “Margin Loan Documentation” in Section 1 of the Registration Rights Agreement is deleted in its entirety and replaced with the following:

“Margin Loan Documentation” means any margin loan arrangement(s), entered into from time to time by a Holder and the applicable margin loan lender(s) and agreements and documents ancillary thereto, including any amendment, restatement, refinancing and/or replacement thereof (whether or not with the original lender or lenders thereof), including increases in the original principal amount of such loans in connection with any such amendment, restatement, refinancing and/or replacement thereof (whether or not with the original lender or lenders thereof).

2.	The following sentence is hereby added to the end of Section 2.10 of the Registration Rights Agreement:

Without the written consent of the applicable margin loan lenders under the Margin Loan Documentation, this Section 2.10 shall not be amended, modified, supplemented, or restated in any manner that would prohibit, delay or otherwise impair such lender under the Margin Loan Documentation from transferring Multiple Voting Shares or Subordinate Voting Shares pledged to such lender in accordance with the Margin Loan Documentation upon foreclosure upon Multiple Voting Shares or Subordinate Voting Shares.

3.	Except as otherwise provided in this Amendment, all terms and conditions of the Registration Rights Agreement shall continue in full force and effect.

4.	Each party shall provide such further documents or instruments required by any other party as may be necessary or desirable to effect the purpose of this Amendment and carry out its provisions.

5.	This Amendment shall enure to the benefit of and shall be binding upon the parties hereto, any other parties to the Registration Rights Agreement, and shall be binding upon their respective heirs, representatives, successors and permitted assigns in accordance with the Registration Rights Agreement, as amended.

6.	This Amendment is governed by and will be interpreted and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Any action arising out of or under this Amendment, any other document, instrument or agreement contemplated herein or delivered pursuant hereto, or the transactions contemplated hereby or any of such other documents, instruments or agreements, shall be brought only in a federal or provincial court having jurisdiction and venue in Ontario, Canada, and each of the parties hereby irrevocably submits to the exclusive jurisdiction of such courts and agrees that venue in Ontario is proper.

7.	This Amendment may be executed in any number of counterparts and/or by electronic means, each of which shall be deemed an original but all of which together shall constitute one and the same instrument, and all signatures need not appear on any one counterpart.

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IN WITNESS WHEREOF, the parties have executed and delivered this Amendment on the date specified above.

GFL ENVIRONMENTAL INC.

By:	(Signed) “Patrick Dovigi”
Name:	Patrick Dovigi
Title:	President and Chief Executive Officer

BCEC – GFL HOLDINGS (GUERNSEY) L.P.,
acting by its general partner BCEC
MANAGEMENT X LIMITED

By:	(Signed) “Mark Rodliffe”
Name:	Mark Rodliffe
Title:	Director

By:	(Signed) “Matthew Elston”
Name:	Matthew Elston
Title:	Director

SEJOSA HOLDINGS INC.

By:	(Signed) “Patrick Dovigi”
Name:	Patrick Dovigi
Title:	Director